Exhibit 4.6.7

AGREEMENT

FOR INITIAL INVESTMENT IN COSMOTELCO

This agreement (the “Initial Investment Agreement”) is made on 7 February, 2003

BETWEEN

(1)                                MATÁV RT. (HUNGARIAN TELECOMMUNICATIONS COMPANY LIMITED)

H-1013 Budapest, Krisztina krt. 55., Budapest, Hungary (“MATÁV”) and

(2)                                 COSMOTELCO ADDED VALUE SERVICES S.A.

47 Ag. Konstantinou Str., Maroussi, Attica, Greece; (“COSMOTELCO”).

WHEREAS:

(A)                              Pursuant to the provisions of the Subscription and Shareholders’ Deed (the “Deed”) relating to Stonebridge Communications AD Skopje (“Stonebridge”) [dated 14 December 2000 as amended by the First Supplemental Deed dated 10 January 2001, the Second Supplemental Deed dated 8 February 2001 and the Third Supplemental Deed dated 10 May, 2001, now between Stonebridge, Telemacedonia AD Skopje, MATÁV, Cosmotelco and SEEF Holdings Limited (“SEEF”)], Matáv, Cosmotelco and SEEF are the co-holders of all shares in Stonebridge (“Stonebridge Shares”), and Cosmotelco owns 5,078,557 pieces of Stonebridge Shares representing, in aggregate, 7.4464% of the total share capital of Stonebridge;

(B)                                In addition, pursuant to Clause 15.5 of the Deed and to the provisions of certain agreement (“First Extension Agreement”) between Matáv and Cosmotelco dated 7 February 2002, Cosmotelco is the holder of a call option granted by Matáv in respect of Stonebridge Shares representing 10% of the total issued share capital of Stonebridge. Under the terms agreed in the First Extension Agreement, the Option would expire on 8 February 2003.

(C)                                In addition, pursuant to Clause 15.5 of the Deed and to the provisions of certain agreement (“Second Extension Agreement”) between Matáv and CosmoTelco dated 7 February 2003, CosmoTelco is the holder of a call option granted by Matáv in respect of Stonebridge Shares representing 10% of the total issued share capital of Stonebridge. Under the terms agreed in the Second Extension Agreement, the Option would expire on 30 September 2003 (the “Extended Exercise Date”). For the avoidance of doubts, the Parties to the Second Extension Agreement modified only the term of the Option, all other terms and conditions of the option arrangement remaining as agreed in the Deed and the First Extension Agreement.

IT IS AGREED AS FOLLOWS:

1.                                       Matáv and CosmoTelco shall use their best efforts to finalise by the 8th of April 2003 the Business Case (BC) for determining the initial investment needs to bring CosmoTelco in a position to be strong alternative fix line operator in Greece.

2.                                       In case  a mutually accepted “BC” is concluded by the 8th of April 2003, Parties will develop the transaction structure and prepare a separate detailed agreement (“Transaction Structure Agreement”) - including MakTel as an initial investor and minority owner in Cosmotelco subject to Macedonian legislation - which shall be signed no later than 7 June 2003., based on the provisions of this “Initial Investment Agreement” and the result of the evaluation what is described in Chapter 3 of this Agreement. The “Transaction Structure Agreement” shall provide among others the investment that could be realised through MakTel to Cosmotelco under the current Macedonian legislation. The “Transaction Structure Agreement” shall also contain the future shareholding structure of CosmoTelco with Matáv’s controlling stake directly or through MakTel after the implementation of initial investment in CosmoTelco with an additional call option of Matáv for CosmoTelco to be exercised until 31 December 2003.

3.                                       It is agreed that within five (5) working days from the finalisation of BC, each Party shall proceed to the evaluation of Cosmotelco on a going concern basis. In case the valuation as determined by the Parties shall not be in conformity with each other then the parties shall be immediately engaged in good faith negotiations in order to reach a mutually agreed valuation. Each party shall bear the costs of its own evaluation.

4.                                       Parties also agree they will utilise international legal advisers for the preparation of the “Transaction Structure Agreement”. The cost of these legal advisers will be born by the Parties proportionally (according to the final share participation of each party), in case the investment in Cosmotelco is realised. In case the investment in Cosmotelco shall not be realised then the cost shall be born by the Parties equally.

5.                                       CosmoTelco will exercise its call option not later than 30 September 2003 according to the “Second Extension Agreement”.

IN WITNESS WHEREOF, the parties hereto have caused this Initial Investment Agreement to be duly executed as a deed on the date written above.

EXECUTED as a DEED
by MATÁV RT. (HUNGARIAN TELECOMMUNICATIONS COMPANY LIMITED)

/s/ Elek STRAUB
Elek STRAUB
the Chairman of the Board of Directors, CEO

/s/ Horst HERMANN
Horst HERMANN
Chief Strategic and International Officer

EXECUTED as a DEED
by COSMOTELCO ADDED VALUE SERVICES S.A.

/s/ Nikos STAVRIDIS
Nikos STAVRIDIS
The Chairman of the Board of Directors

/s/ Mihail KEFALOYANNIS
Mihail KEFALOYANNIS
Member of the Board of Directors